Exhibit 99.3

                                  {WYNNEFIELD Letterhead}

                                     November 21, 2003



Mr. Keith A. Peterson, Chairman/CEO
Mr. Joseph O'Brien, Vice President/CFO/Secretary
9300 Decatur Street
Portland, Oregon  97203

[Phoenix Gold Board of Directors]

Subject:  Authorization of Share Repurchase

Gentlemen:

            I am writing on behalf of Wynnefield Capital, Inc., and its affiliates with regards to Phoenix Gold's press release of November 13, 2003. While we are, of course, disappointed in the substantial losses and declines in sales reported in that release, the primary purpose of this letter is to seek a clarification of the board's reasons for authorizing the repurchase of up to $200,000 in Phoenix Gold common stock over the next year. We view a share buy-back of this scale to be no more than a Band-Aid on a hemorrhage.

            In the press release, Keith Peterson explained that "The Board of Directors continues to believe that the current trading price for our shares of common stock does not fairly reflect the value of the Company." The press release pointed out that the stock continues to trade at below book value.

            While we certainly agree that the market currently provides little opportunity for realizing value from an investment in the company, we question the timing and the adequacy of the board's apparent strategy for addressing this long-standing problem. As we have pointed out in our shareholder proposals, the stock has traded at well below book value for years (a book value, by the way, that continues to decline). Why do you think the company should repurchase shares now, when it has limited cash reserves (less than $50,000 as of September
30)? And doesn't taking shares off the market only exacerbate the problems with public float that led to the stock's recent de-listing? Or is it the board's plan to repurchase shares from management instead?

            We note that the last time the board authorized a share repurchase (of which we are aware), it amounted to little more than a special liquidity event for the company's current Chief Executive Officer and President, Timothy
G. Johnson, who was able to divest a substantial number of shares during a momentary increase in stock price in May of 2001. Although we

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                                      -2-                      November 21, 2003


reiterate our opposition to any buy-back of less than 100 percent of the company's public shares at this time, since the board has already decided to proceed on this ill-advised course, we think fairness requires that any liquidity opportunities pursuant to this most recent board authorization are provided to all shareholders equally and at prices that maximize benefit to the company.

            ULTIMATELY, WE REMAIN SKEPTICAL THAT THIS EXTREMELY LIMITED SHARE REPURCHASE CAN HAVE ANY EFFECT ON MOST SHAREHOLDERS' INVESTMENTS (EXCEPT, TO THE EXTENT PURCHASES ARE MADE FROM SHAREHOLDERS THAT ARE COUNTED TOWARDS THE COMPANY'S PUBLIC FLOAT, TO FURTHER DIMINISH INTEREST IN THE STOCK). WE CONTINUE TO BELIEVE THAT A MORE FUNDAMENTAL RECONSIDERATION OF PHOENIX GOLD'S STATUS AS A STANDALONE PUBLIC ENTITY IS NECESSARY. IF THE BOARD BELIEVES THE COMPANY'S STOCK IS CURRENTLY SUCH A GOOD VALUE, WOULDN'T IT BE A GOOD TIME TO BUY OUT ALL SHAREHOLDERS AT A FAIR PRICE?

            We appreciate any clarification you can provide on the issues raised in this letter and reiterate of our offer to engage in a meaningful dialogue about the future of Phoenix Gold.

Sincerely,


/s/ Nelson Obus
------------------------
Nelson Obus, President
Wynnefield Capital, Inc.